

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2014

Nicholas S. Schorsch
Executive Chairman of the Board of Directors
RCS Capital Corporation
405 Park Ave., 15th Floor
New York, NY 10022

  Re: RCS Capital Corporation
    Registration Statement on Form S-4
    Filed March 25, 2014
    File No. 333-194804

Dear Mr. Schorsch:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please make all changes that are applicable to this registration statement that you have made in response to our comments on your Form S-1 (333-193925).

Opinion of Financial Advisor to the Special Committee, page 91

2. Please revise this section to describe the method used by the ICH special committee to select Cassel Salpeter. Please refer to Item 1015(b) of Regulation M-A.

3. Please confirm that the fee discussed on page 96 represents the only material relationship between Cassel Salpeter and ICH during the prior two years. Please refer to Item 1015(b)(4) of Regulation M-A. Please also tell us about any material relationships between Cassel Salpeter and RCS or its affiliates.

Material U.S. Federal Income Tax Consequences of the Merger, page 126

4.   Please file the tax opinions referenced in the first paragraph of this section.

Material U.S. Federal Income Tax Consequences if the Merger Fails to Qualify as a Reorganization, page 127

5.   Since counsel for ICH and RCS are both providing opinions that conclude that the merger will qualify as a reorganization under Section 368(a) of the Code, please tell us, with a view towards revised disclosure, why you concluded that this section was necessary. Are there specific factors that make counsel unable to provide clean opinions? Revise this section to explain any f actors that might cause the tax treatment of the merger to be unsettled, describe the impact of those factors on the opinions received, and consider appropriate revisions to the Risk Factors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or Christian Windsor, Special Counsel at (202) 551- 3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel